Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: Trubion Pharmaceuticals, Inc.
Subject Company: Trubion Pharmaceuticals, Inc.
Commission File No. of Subject Company: 001-33054
Forward-Looking Statements
This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, including statements regarding Emergent’s strategy and how the acquisition of Trubion will impact that strategy, the anticipated timing for the transaction and anticipated future operations, and any other statements containing the words “believes”, “expects”, “anticipates”, “plans”, “estimates” and similar expressions, are forward-looking statements. There are a number of important factors that could cause the company’s actual results to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the effectiveness of Emergent’s registration statement on Form S-4 or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; and the parties’ ability to meet expectations regarding the timing, completion and financial and tax treatments of the merger; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all; operating costs, partner loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, partners, licensors and others) may be greater than expected following the transaction; the retention of certain key employees of Trubion may be difficult; the parties are subject to intense competition and increased competition is expected in the future; the failure to protect either party’s intellectual property rights may weaken its competitive position; third parties may claim that either party’s products infringe their intellectual property rights; the rate and degree of market acceptance and clinical utility of the parties’ products; the success of ongoing and planned development programs, preclinical studies and clinical trials; the ability to identify and acquire or in license products and product candidates that satisfy Emergent’s selection criteria; the potential benefits of the parties existing collaboration agreements and the ability to enter into selective additional collaboration arrangements; the timing of and ability to obtain and maintain regulatory approvals for other product candidates; commercialization, marketing and manufacturing capabilities and strategy; and other risks that are discussed in Trubion’s filings with the SEC, such as its Form 10-K, 10-Q and 8-K reports. Given these risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements. Trubion disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
Additional Information about the Transaction and Where to Find It
This communication shall not constitute an offer to purchase or a solicitation of an offer to sell securities. In connection with this transaction, Emergent intends to file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 and Trubion intends to file with the SEC and mail to its stockholders a proxy statement/prospectus. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Emergent, Trubion and the transaction.
The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Emergent and/or Trubion with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Emergent BioSolutions Inc., Attn: Investor Relations, 2273 Research Blvd., Suite 400, Rockville, MD 20850, or Trubion Pharmaceuticals Inc., Attn: Investor Relations, 2401 4th Ave., Suite 1050, Seattle, WA 98121. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available.
Participants in Solicitations
Emergent, Trubion and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of Trubion in connection with the merger. Information regarding Emergent’s directors and officers is available in Emergent’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Information regarding Trubion’s directors and executive officers is available in Trubion’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on April 21, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.
The following slides were presented by Emergent during a presentation to Trubion employee held on August 24, 2010.

1

EBS Human Resources Opening Remarks Trubion-August 24, 2010 PLEASE NOTE: ALL TITLE SLIDES BASED ON A TITLE MASTER IN AUTO LAYOUT DATE AUTOMATIC TO TURN OFF: [View>Header and Footer...] On Slide tab, uncheck Date and Time, then click Apply

1 Agenda Introductions Human Resources Integration Success Factors Next Steps EBS Human Resources Opening Remarks

2 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Introductions

3 Emergent Human Resources Staff Introductions Paula Lazarich-Vice President, Human Resources Mary Comfort-Director, Compensation, Benefits, & HRIS Stephanie O'Reilly-Director, Training & Development, Employee Relations & Staffing PROPRIETARY AND CONFIDENTIAL

4 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Human Resources Integration Success Factors

5 Communication should be multidimensional Human Resources Integration Success Factors Inform Listen Involve Lead Organization Influencing individual Individual Influencing organization Build awareness and understanding Apply learning and implement integration plan

6 Human Resources Guide Posts Recognize that "Business is a very HUMAN activity." Communicate early and often Align information sharing with regulatory requirements Establish integration teams comprised of Emergent and Trubion employees Establish and communicate a project plan timeline of Human Resources integration activities Human Resources Integration Success Factors PROPRIETARY AND CONFIDENTIAL

7 Questions on Everyone's Mind How will the proposed transition affect me? Will my work routine change? How will my contributions be measured? Will my benefits change? How will I be rewarded? Human Resources Integration Success Factors PROPRIETARY AND CONFIDENTIAL

8 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Next Steps for Human Resources

9 Spend time with Trubion employees understanding their roles and responsibilities, processes and product offerings Take time to understand the Trubion culture-its values, beliefs and behaviors Establish an Human Resources project plan with the Human Resources integration team of Emergent & Trubion employees Near Term Human Resources Activities Next Steps for Human Resources

EBS Human Resources Presentation Trubion-August 24, 2010 PLEASE NOTE: ALL TITLE SLIDES BASED ON A TITLE MASTER IN AUTO LAYOUT DATE AUTOMATIC TO TURN OFF: [View>Header and Footer...] On Slide tab, uncheck Date and Time, then click Apply

1 Agenda Performance Management Cycle Compensation Practices Health & Welfare Benefits Rewards & Recognition Program Training & Development Opportunities EBS Human Resources Presentation

2 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Performance Management Cycle

3 Calendar Year Cycle Calendar Year Cycle Performance Management Cycle PROPRIETARY AND CONFIDENTIAL

4 First Quarter Jointly set individual goals Project Manager included for core team members Jointly set major responsibilities and key duties Discuss career goals and development plan Discuss priorities for the year Which goals are most important Responsibilities or goals more important Performance Management Cycle PROPRIETARY AND CONFIDENTIAL

5 Mid Year Employee provides input on progress on goals Manager provides feedback to employee including feedback from Project Manager, if applicable Performance Management Cycle PROPRIETARY AND CONFIDENTIAL

6 Year End Independent reviewers provide feedback Employees complete self-assessment Manager reviews independent review feedback and obtains other feedback, i.e., Project Manager Manager and employee have discussion on overall performance on goals, responsibilities and behavioral competencies Performance Management Cycle PROPRIETARY AND CONFIDENTIAL

7 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Compensation Practices

8 Pay for performance to attract, retain and motivate achievement of high levels of performance Compare Emergent compensation to market competitive compensation data using Radford's Global Life Sciences Survey Includes biotech, pharmaceutical and other life sciences companies Emergent's base salary, Total Cash Compensation and Total Direct Compensation are compared to the 25th, 50th and 75th percentiles of competitive pay levels Total Cash Compensation: Base salary + annual bonus Total Direct Compensation: Base + bonus + equity Position total compensation at or slightly above the 50th percentile Compensation Philosophy & Competitive Assessment Methodology Compensation Practices

9 Compensation Practices A Career Ladder for each Functional Area PROPRIETARY AND CONFIDENTIAL

10 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Annual Bonus Plan

11 The Plan features the following bonus formula: Annual Bonus Plan Design Overview Compensation Practices Annual cash bonuses are intended to motivate achievement of financial, operational and individual goals Factors can range from 0 to 1.0 at target to 1.5 at maximum based on a quantitative & qualitative review of performance U. S. bonus targets: Vice President 30% Directors 25% Managers 20% Exempt Professionals: 15% Non-exempt 7% The average % of bonus paid last performance year was 100% Bonus = Base Salary x Bonus Target x Corporate Factor Group Factor x x Individual Factor PROPRIETARY AND CONFIDENTIAL

12 Bonus Payout Example Compensation Practices $50,000 Base salary 7% bonus target Target bonus = $3,500 Corporate Factor: 1.05 Group Factor: 1.10 Individual Factor: 1.25 Bonus earned = $5,053 10.11% of base salary PROPRIETARY AND CONFIDENTIAL

13 Bonus Payout Example Compensation Practices $50,000 Base salary 7% bonus target Target bonus = $3,500 Corporate Factor: .5 Group Factor: 1.0 Individual Factor: 1.25 Bonus earned = $2,187.50 4.4% of base salary PROPRIETARY AND CONFIDENTIAL

14 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Long Term Incentive/Equity Grant

15 Senior Manager + and their individual contributor equivalent on the other 3 exempt career ladders are eligible to participate in Emergent's plan Equity is granted at hire and annually and is intended to: Align participant interests with shareholders to drive value creation Provide incentive to attain corporate goals Retain high performing employees Grant consists of both stock options and restricted stock units Grants vest ratably over 3 year period Emergent's Equity Practices Compensation Practices

16 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Health & Welfare Benefits

17 Multiple Offerings Medical, dental & vision insurance BCBS, Delta, VSP & Health Advocate Choice between two medical plans through BCBS Short-term & long-term disability Life & supplemental life insurance Medical & dependent care flexible spending accounts Wellness Program 401(k) plan with employer match & immediate vesting Paid time off (PTO) & holidays Tuition reimbursement Health & Welfare Benefits PROPRIETARY AND CONFIDENTIAL

18 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Rewards & Recognition Program

19 AACE Program Anniversary Award Achievement Award Champions Award Excellence Award Rewards & Recognition Program PROPRIETARY AND CONFIDENTIAL

20 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Training & Development Opportunities

21 Multiple Offerings Management Development & Training Compliance Training Technical Training & Development Professional Training Professional Certification Support Education Support Training & Development Opportunities PROPRIETARY AND CONFIDENTIAL

22 PLEASE NOTE: TRANSITION SLIDE PAGES NOT BASED ON A MASTER OR AUTO LAYOUT TO USE IN A PRESENTATION: DUPLICATE IN SLIDE SORTER MENU [VIEW>SLIDE SORTER] MOVE INTO POSITION CHANGE TEXT APPROPRIATELY IMAGE USE IS OPTIONAL REMOVE AS YOU WISH ONLY USE APPROVED IMAGES POSITION Bottom Aligned SIZE +-4.75" H x 10" W at 150 dpi FRONT LAYER WHITE TITLE TEXT MIDDLE LAYER GROUPED ART BACK LAYER OPTIONAL PICTURE Text Box Position Horizontal: 0.5" Vertical: 1" Position Horizontal: 0" Vertical: 0.22" Cropped Logo Art 50% Transparent PROPRIETARY AND CONFIDENTIAL Questions and Answers